BAKER & MCKENZIE

貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
[redacted]

06017542

Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32073984-130435

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 17 2006
WASH, D.C.
156

October 12, 2006

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

Division of Corporation Finance
- International Mail stop 3-2

SUPPL

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated September 27, 2006, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p

Joyce Yip

Encl.

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

**A List of Documents Made Public
in connection with the Listing since last submission of September 27, 2006:**

1. Announcement on Change in Particulars of Principal Place of Business in Hong Kong, released on October 2, 2006, in English and in Chinese;

2. Overseas Regulatory Announcement – Announcement on Increased Shareholding in the Company by China Huadian, released on October 10, 2006, in English and Chinese; and

3. Overseas Regulatory Announcement – Announcement on Power Generation and On-Grid Electricity Sold for the First Three Quarters of 2006, released on October 11, 2006, in English and in Chinese.

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

Change in Particulars of Principal Place of Business in Hong Kong

The board of directors (the "Board") of Huadian Power International Corporation Limited* (the "Company") hereby announces that effective from 1 October 2006 (Sunday), the address of the Company's principal place of business in Hong Kong will be changed from "8th Floor, Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong" to "8th Floor, Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong" due to the renaming of street.

By Order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

Jinan, the PRC
29 September 2006

As at the date of this announcement, the directors of the Company are:

He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director), Hu Yuanmu (Independent non-executive Director)

* *For identification only*

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股份代碼: 1071)

更改於香港主要營業地點之資料

華電國際電力股份有限公司(「本公司」)董事會(「董事會」)宣佈，自二零零六年十月一日(星期日)起，由於街道名稱變更，本公司之香港主要營業地點之地址將由香港中環畢打街11號置地廣場告羅士打大廈8樓改寫為香港中環皇后大道中15號置地廣場告羅士打大廈8樓。

承董事會命
華電國際電力股份有限公司
周連青
董事會秘書

中國 • 濟南
二零零六年九月二十九日

於本公告日期，本公司董事會由下列成員組成：

賀恭(董事長，非執行董事)、陳飛虎(副董事長，非執行董事)、朱崇利(副董事長，非執行董事)、陳建華(執行董事)、田沛亭(執行董事)、王映黎(非執行董事)、張炳炬(非執行董事)、彭興宇(非執行董事)、丁慧平(獨立非執行董事)、趙景華(獨立非執行董事)、王傳順(獨立非執行董事)、胡元木(獨立非執行董事)。

* *僅供識別*

THE STANDARD

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock Code: 1071)

Overseas Regulatory Announcement
Announcement on Increased Shareholding in the Company by China Huadian

China Huadian Corporation ("China Huadian"), the controlling shareholder of Huadian Power International Corporation Limited* (the "Company") made certain undertakings in the Announcement on Revised Share Reform Proposal of the Company published on 23 June 2006 that, amongst others, China Huandian would increase its holding of circulating A shares of the Company at a right time within two months after the implementation of the share reform proposal of the Company (please refer to the abovementioned announcement for further details). The amount involved would not be more than RMB300,000,000 and the number of shares to be acquired by China Huadian would not be more than 120,000,000 shares.

Trading in A shares of the Company resumed on 1 August 2006. The Company has recently received a notification from China Huadian that as at 30 September 2006, China Huadian has acquired a total of 43,764,920 circulating A shares of the Company (not subject to trading moratorium). As at that date, China Huadian held an aggregate of 2,944,738,306 shares of the Company, representing 48.91% of the total share capital of the Company.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the board of Directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Company Secretary

The board of Directors comprises, as at the date of this announcement, He Gong (Chairman, Non-executive Director),Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Jinan, the PRC
9 October 2006

* *For identification only*

1 0 OCT 2006

香港經濟日報 A56

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(於中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼： 1071)

於其他市場發佈的公告
關於中國華電增持本公司股份公告

華電國際電力股份有限公司(「本公司」)控股股東－中國華電集團公司(「中國華電」)在本公司二零零六年六月二十三日公佈的《調整股權分置改革方案公告》中做出若干承諾，其中包括在本公司股權分置改革方案實施完成後的兩個月內，中國華電將擇機增持本公司流通A股(詳情請參閱上述公告)，投入資金不超過人民幣3億元，增持規模不超過1.2億股。

本公司A股股票自二零零六年八月一日起復牌。本公司於近日接獲中國華電通知，截至二零零六年九月三十日，中國華電已經增持本公司非限售流通A股一共43,764,920股，中國華電於該截止日共持有本公司股份2,944,738,306股，佔本公司總股本的48.91%。

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條做出。

承董事會命
華電國際電力股份有限公司
周連青
董事會秘書

於本公告日期，本公司董事如下：

賀恭(董事長，非執行董事)，陳飛虎(副董事長，非執行董事)，朱崇利(副董事長，非執行董事)，陳建華(執行董事)，田沛亭(執行董事)，王映黎(非執行董事)，張炳炬(非執行董事)，彭興宇(非執行董事)，丁慧平(獨立非執行董事)，趙景華(獨立非執行董事)，王傳順(獨立非執行董事)，胡元木(獨立非執行董事)。

中國•濟南
二零零六年十月九日

* *僅供識別*

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
ANNOUNCEMENT ON POWER GENERATION AND ON-GRID ELECTRICITY SOLD FOR THE FIRST THREE QUARTERS OF 2006

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huadian Power International Corporation Limited* (the "Company") announces its power generation and on-grid electricity sold for the first three quarters ended 30 September 2006.

As at 30 September 2006, the power generated by the Company, its subsidiaries and jointly controlled entity (the "Group") in the first three quarters of the year consolidated on the same basis as that of the financial statement *(Note 1)* amounted to 38,442 million kWh, representing an increase of 9.65% over that of the same period in 2005; on-grid electricity sold amounted to 35,933 million kWh, representing an increase of 9.47% over that of the same period in 2005.

Table: As at 30 September 2006, the amount of installed capacity, power generation and on-grid electricity sold (in hundred million kWh) are as follows:

Name of plants/companies	Installed capacity (MW)	Shareholding	Power generation	On-grid electricity sold	Nature of Corporation
Zouxian Power Plant	2,540	100%	101.22	95.76	Power plant of the Company
Shiliquan Power Plant	1,285	100%	52.56	49.07	Power plant of the Company
Laicheng Power Plant	1,200	100%	46.48	43.85	Power plant of the Company
Huadian Qingdao Power Company Limited	1260	55%	42.51	39.51	Subsidiary
Huadian Weifang Power Generation Company Limited ("Weifang Company")	660	45%	26.42	24.80	Subsidiary
Huadian Zibo Power Company Limited	467	100%	20.03	17.62	Subsidiary
Huadian Zhangqiu Power Company Limited	590	80.41%	15.34	14.19	Subsidiary
Huadian Tengzhou Xinyuan Power Company Limited	333	54.49%	13.79	12.76	Subsidiary
Sichuan Guangan Power Generation Company Limited	1,200	80%	47.69	44.34	Subsidiary
Ningxia Zhongning Power Company Limited ("Zhongning Company")	660	50%	36.76	34.88	Jointly controlled entity
The Group *(Note 1)*	10,195		384.42	359.33	
Anhui Chizhou Jiuhua Power Generation Company Limited	600	40%	22.88	21.38	Associated company
Ningxia Power Generation (Group) Limited *(Note 2)* ("Ningxia Power Group")	1.092	31.11%	45.82	43.00	Associated company

Note 1: Inclusive of the power generated by each branch / subsidiary / jointly controlled entity, which, other than Zhongning Company which was 50% accounted for, were 100% accounted for. (Among the Group's consolidated figures for the first three quarters of 2005, Weifang Company was a jointly controlled entity which was 30% accounted for and Zhongning Company was an associated company and was not accounted for)

Note 2: The installed capacity, power generation and on-grid electricity sold of Ningxia Power Group have been consolidated on the same basis as that of the financial statement, which includes 50% of the installed capacity, power generation and on-grid electricity sold of Zhongning Company.

The power generation growth of the Group in the first three quarters of 2006 was mainly attributable to: (1) the booming demand for power in the regions which the Group provides its services; (2) the power generation contributed by the new generation units commenced production this year; (3) the change and adjustment of the consolidation basis.

By Order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the Board comprises:

He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director), Hu Yuanmu (Independent non-executive Director).

Jinan, the PRC
10 October 2006

* *for identification only*

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(於中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼：1071)

於其它市場發佈的公告
二零零六年首三季度發電量及上網電量公告

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條而做出。

華電國際電力股份有限公司(「本公司」)今天宣佈其截至二零零六年九月三十日止首三季度發電量及上網電量。

截至二零零六年九月三十日，本公司及附屬公司與合營公司(「本集團」)按照財務報告合併口徑*(註1)*計算的首三季度發電量為384.42億千瓦時，比去年同期增長9.65%；上網電量為359.33億千瓦時，比去年同期增長9.47%。

表：截至二零零六年九月三十日裝機容量、發電量、上網電量表(億千瓦時)：

發電廠/公司名稱	裝機容量(MW)	股權比例	發電量	上網電量	企業性質
鄒縣發電廠	2,540	100%	101.22	95.76	本公司發電廠
十里泉發電廠	1,285	100%	52.56	49.07	本公司發電廠
萊城發電廠	1,200	100%	46.48	43.85	本公司發電廠
華電青島發電有限公司	1260	55%	42.51	39.51	附屬公司
華電濰坊發電有限公司(「濰坊公司」)	660	45%	26.42	24.80	附屬公司
華電淄博熱電有限公司	467	100%	20.03	17.62	附屬公司
華電章丘發電有限公司	590	80.41%	15.34	14.19	附屬公司
華電滕州新源熱電有限公司	333	54.49%	13.79	12.76	附屬公司
四川廣安發電有限責任公司	1,200	80%	47.69	44.34	附屬公司
寧夏中寧發電有限公司(「中寧公司」)	660	50%	36.76	34.88	合營公司
本集團*(註1)*	10,195		384.42	359.33	
安徽池州九華發電有限公司	600	40%	22.88	21.38	聯營企業
寧夏發電集團有限公司(「寧發集團」)*(註2)*	1,092	31.11%	45.82	43.00	聯營企業

註1：包括各分公司/附屬公司/合營公司的電量，其中除中寧公司按照50%的比例計入外，其他均按照100%計入。(二零零五年首三季度的集團合計口徑中，濰坊公司為合營企業，按照30%的比例計入，中寧公司為聯營企業，未計入)

註2：寧發集團裝機容量、發電量、上網電量計算口徑亦為財務報告合併口徑，包含了中寧公司50%的裝機容量、發電量、上網電量。

本集團二零零六年首三季度發電量增長的主要原因：(1)本集團服務區內電力需求旺盛；(2)今年新投產機組的電量貢獻；(3)合併口徑的變化和調整。

承董事會命
華電國際電力股份有限公司
周連青
董事會秘書

於本公告日期，本公司董事如下：

賀恭(董事長，非執行董事)，陳飛虎(副董事長，非執行董事)，朱崇利(副董事長，非執行董事)，陳建華(執行董事)，田沛亭(執行董事)，王映黎(非執行董事)，張炳炬(非執行董事)，彭興宇(非執行董事)，丁慧平(獨立非執行董事)，趙景華(獨立非執行董事)，王傳順(獨立非執行董事)，胡元木(獨立非執行董事)。

中國 • 濟南
二零零六年十月十日

* *謹供識別*

請同時參閱本公佈於英文虎報/香港經濟日報刊登的內容。